UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ALIGN TECHNOLOGY, INC.

 (Name of Issuer)

Common Shares with a par value of $0.0001

 (Title of Class of Securities)

016255101

 (CUSIP Number)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

with a copy to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street
New York, New York 10019

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	016255101
NAMES OF REPORTING PERSONS:
1.	Danaher Corporation

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2.	(a) [ ]
(b) [ ]

SEC USE ONLY:
3.
SOURCE OF FUNDS (SEE INSTRUCTION):
4.	SC

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
5.	[ ]
CITIZENSHIP OR PLACE OF ORGANIZATION:
6.	Delaware

SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
8,437,132 shares of common stock
SHARED VOTING POWER:
8.
n/a
SOLE DISPOSITIVE POWER:
9.
8,437,132 shares of common stock
SHARED DISPOSITIVE POWER:
10.
n/a
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.
8,437,132 shares of common stock
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12.
[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
11.06%*
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14.
CO

* Calculation based on the total number of outstanding shares of Common Stock as of October 29, 2010 was 76,311,295 (based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed on November 4, 2010).

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Align Technology, Inc. (the “Issuer”). This Amendment amends and supplements the Statement originally filed on August 20, 2009 (as amended on September 22, 2009) with the Securities and Exchange Commission by Danaher Corporation (the “Filing Person” or “Danaher”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement.

Item 4. Purpose of Transaction

The disclosure set forth in Item 4 is amended and restated as follows:

The shares of Issuer Common Stock held by the Filing Person were acquired for investment purposes.  On February 16, 2011, the Standstill Period described in Item 6 expired.  The Filing Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take or propose any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, described in Item 4(a)-(j) of the Form of Schedule 13D, and the Filing Person specifically reserves the right to act or change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Filing Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Filing Person; developments with respect to the business of the Filing Person; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Filing Person and the Issuer, respectively; and money and stock market conditions, including the market price of the securities of the Issuer.

The disclosure set forth in Item 6 is incorporated into this Item 4 by reference as if fully set forth herein.

Item 5. Interest in Securities of the Issuer

(a)

As of February 16, 2011, the aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the Filing Person was 8,437,132 which, based on the number of outstanding shares of Common Stock as of October 29, 2010 as stated by the Issuer in its Quarterly Report on Form 10-Q filed November 4, 2010, constituted approximately 11.06%.

(b)	The Filing Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 8,437,132 shares of Common Stock of the Issuer.

(c)	The Filing Person has not effected any transaction in the shares of Common Stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2011

DANAHER CORPORATION

                                                                                                By:         /s/Daniel L. Comas

                                                                                                  Name:  Daniel L. Comas

                                                                                                  Title:     Executive Vice President and Chief Financial

                                                                                                                Officer